UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number: 0-22850

JEFFBANKS, INC.

(Exact Name of Registrant as specified in its charter)

1845 Walnut Street

Philadelphia, PA 19103

(Address, including zip code, and telephone number, including area code of registrant’s principal executive offices)

COMMON STOCK, PAR VALUE $1.00 PER SHARE

(Title of each class of securities covered by this Form)

NONE

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☐
Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐
Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐
Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

This Form 15 is being filed to correct the inadvertent failure to file a Form 15 to terminate the filing requirements for JeffBanks, Inc.’s common stock following Hudson United Bancorp’s acquisition of JeffBanks on November 30, 1999.

Approximate number of holders of record as of the certification or notice date: 0

Pursuant to the requirements of Securities Exchange Act of 1934, as amended, Hudson United Bancorp has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

HUDSON UNITED BANCORP Successor by Merger to JeffBanks, Inc.

DATE:	May 16, 2005	By:	/s/ James W. Nall
James W. Nall
Executive Vice President and Chief Financial Officer